UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, July 21st 2016

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Ref:     Material Fact

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) in accordance with the regulations in force in order to inform regarding the possible effects resulting from the injunctive reliefs issued by different Courts which were informed during the last weeks and which have provisionally suspended Resolutions 6 y 7/2016 issued by the Ministry of Energy and Mining and Resolution 1/2016 issued by the National Electricity Regulatory Board (the “Injunctive Reliefs”).

The measures described result in the 80% of Edenor’s customer paying for the energy supply at present the tariff in force at January 2016. Likewise, for more than 30 % of the Company’s customers, the suspension applies retroactively to February 2016, by which these customers will be credited in the upcoming invoices for payments made pursuant to the tariff increases between February and June 2016. Said credit balances will imply that customers subjected to retroactive injunctive reliefs will not have to pay for its energy invoice for approximately 16 months.

The injunctive reliefs continue to be judicially discussed both by the Company as well as by the National Government. In this regard, it is expected that the Supreme Court of Justice of the Argentine Republic admits the extraordinary appeal aimed at reviewing the court orders instructing the injunctive reliefs. In this sense, the Attorney General's Office1 in other opportunities has already considered appropriate the extraordinary resource for a Distributor of neutral gas against an injunctive relief that suspended tariffs increases in 2014.

The above mentioned situation, if kept over time, would generate a cash flow deficit for the Company of approximately $4.800 million pesos this year. Subject to the following paragraph, the insufficiency of funds available would set the Company’s operations at risk, which will have to incur again in delays regarding the payment of energy acquired from MEM, the cessation of investment and cut of other operational costs, of which salaries represent an 80%.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

In view that the injunctive reliefs suspend the application of Resolution 7/2016 issued by the Ministry of Energy and Mining, which among other things, revoked Resolution SE 32/2015 (Transfer of National Treasury Funds to the federal distributors to cover the operational deficit generated by the lack of tariffs increase), the Company considers that Resolution 32/2015 retrieves validity in those jurisdictions reached by the funds transferred by the Government to Edenor in accordance with the schedule set forth by the mentioned Resolution.

Notwithstanding the above, the Company considers that the measures applied by the government in connection with the tariff increase are indispensable to contribute with the transparency and sustainability of the energy sector, being not reasonable that 70% of the customers, many of them with payment ability, pay energy invoices of about $50 on monthly basis, causing grants to support those customers under economic vulnerability through the application of the Social Tariff.

Yours faithfully,

Carlos D. Ariosa

EDENOR S.A.

Attorney-in-fact

1 Court proceedings “Acuba and other versus Camuzzi Gas Pampeana S.A. y other on Consumer Protection Law”

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: July 21, 2016